

August 16, 2012

Via E-mail
Mr. Robert A. Bailenson
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Ave.
Hamilton HM 08 Bermuda

Re: **Assured Guaranty Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 10, 2012
File No. 001-32141

Dear Mr. Bailenson:

We have reviewed your July 17, 2012 response to our July 2, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2011

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5 – Financial Guaranty Insurance Contracts
Loss Estimation Process, page 193

1. We acknowledge your response to prior comment 1. Please provide us proposed disclosure to be included in future periodic filings to disclose, in a risk factor, the risks and uncertainties associated with foreclosure moratoriums and the resulting slowdown in foreclosures and consequently claims.

<u>Note 8. Consolidation of Variable Interest Entities, page 240</u>

2. Please provide us proposed disclosure to be included in future periodic filings that clearly explains the accounting policies you follow for the consolidation of your FG VIEs and the magnitude of the lag similar to the information you provided in your response comment 2.

3. We acknowledge your response to prior comments three and four. You state that at the inception of a guarantee of a VIE you do not consolidate the VIEs since you cannot exercise control of a VIE until a trigger event occurs. You also state that you are actively involved in negotiating for and obtaining protective rights that give you the unilateral ability to replace the transaction's servicer upon the occurrence of specific trigger events. It also appears that you have the power to direct the most significant activities of the VIE that impact its economic performance and that you have the obligation to absorb significant losses of the VIE as a result of your financial guarantee. Refer to the guidance in ASC 810-10-25-38A. Please address the following for us:

   - Tell us how transaction servicers are selected and your role in the servicer selection process;
   - You state in your response to comment three that protective rights vary significantly in the transactions you guarantee and that in some, but not all cases, the protective rights give you the unilateral ability to replace the servicer upon the occurrence of a trigger event which leads you to consolidate the VIE. Please tell us your consolidation policy for VIE's in which you do not have the unilateral ability to replace the servicer upon the occurrence of a trigger event and quantify for us the number of VIE's and the fair value of the assets or liabilities of these VIE's;
   - Since you appear to have power to direct activities when circumstances arise or events occur as referred to in ASC 810-10-25-38B, tell us why you do not consolidate the VIE's for which you provide financial guarantees; and
   - Tell us how the fact pattern and conclusions reached in Example 5 - Case E in ASC 810-10-55-147 through 810-1-55-159 in the Implementation Guidance and Illustrations differ from your fact pattern and why these differences result in your consolidation of the VIE's only upon the occurrence of a triggering event.

<u>Form 10-Q for Fiscal Quarter Ended March 31, 2012</u>
<u>Consolidated Financial Statements (unaudited)</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 4. Financial Guaranty Insurance Contracts, page 13</u>

4. We acknowledge your response to prior comment 5. It is unclear from your response how you determined estimates of future full or partial commutations that are in various phases of the commutation process and how you incorporated them in your liability estimates. Please tell us how you determined these estimates and incorporated them into

your estimates of your probability-weighted scenarios under ASC 944-40-30-31 and 30-32.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant